September 30, 2013

Via Edgar

Ms. Mara L. Ransom

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

RE:                          FTD Companies, Inc.
Registration Statement on Form 10-12B
File No. 001-35901

Dear Ms. Ransom:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of FTD Companies, Inc. (the “Company”) so that it may become effective at 9:00 a.m., Eastern Time, on October 1, 2013, or as soon as possible thereafter.

In connection with this request, we acknowledge the following:

1.              Should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.              The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.              The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature Page Follows]

Sincerely,

FTD COMPANIES, INC.

By:	/s/ Becky A. Sheehan
Becky A. Sheehan
Executive Vice President and Chief Financial Officer

cc:              Lisa Sellars, Staff Accountant (Securities and Exchange Commission)
Andrew Blume, Staff Accountant (Securities and Exchange Commission)
Lisa Kohl, Staff Attorney (Securities and Exchange Commission)
Robert S. Apatoff, President

Charles B. Ammann, Executive Vice President, General Counsel and
Secretary (United Online, Inc.)

[Signature Page to Acceleration Request Letter]